UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

New Sierra Wireless IoT Acceleration Platform Powers Leading Industrial Applications in Europe and Latin America

IoT platform integrates cloud, hardware, and managed connectivity services to support new products and services from businesses large and small, across multiple regions

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 29, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that the IoT Acceleration Platform, the industry’s first integrated service platform that combines cloud, Internet of Things (IoT) hardware, and managed connectivity services for worldwide deployments, is gaining traction in industrial applications across diverse organizations and geographies. The new IoT Acceleration Platform is unique in that it provides global multi-operator coverage by combining Sierra Wireless and third-party network operator SIMs, all managed from a single unified connectivity platform. The platform is proving equally valuable for large organizations like Veolia Water Technologies UK, looking to develop managed IoT services for customers, or innovative startups like Nube, with new IoT applications.

“Large or small and across multiple geographies, we are finding that companies offering IoT products and services have similar needs,” said Emmanuel Walckenaer, Senior Vice President, Cloud and Connectivity for Sierra Wireless. “Both Veolia Water Technologies and Nube found that using the fully integrated IoT Acceleration Platform provided them with the functionality and efficiency they needed to be able to get to market quickly and focus on providing a high level of service to their customers, while efficiently managing their own operations.”

Single platform accelerates time to market for Veolia Water Technologies UK

One customer that has already taken advantage of the IoT Acceleration Platform is Veolia Water Technologies UK, specialists in pure water systems and process water solutions. Veolia’s Vision Air service, which provides customers with remote status and performance monitoring of critical parameters such as flow, pressure, temperature, and conductivity for their water treatment systems, was developed in collaboration with Sierra Wireless. The solution uses Sierra Wireless devices and all aspects of the IoT Acceleration Platform, including connectivity.

“In previous projects, we have worked with different vendors to integrate diverse components into a unified solution – a process which took considerable time and effort,” said Laurent Hanique, Operational Excellence Director for Veolia Water Technologies UK. “Sierra Wireless was able to offer us a complete solution, already pre-integrated and tested. This simplified the process and significantly reduced the development time in getting our Vision Air service to market.”

Getting to market quickly while reducing technical risk is key for IoT innovator Nube

Nube is the first cloud-based IoT solution for monitoring LPG (Liquefied Petroleum Gas) gas levels and consumption. Nube has developed an IoT subscription-based solution – from the sensor installed on the tank to the mobile and web applications used both by consumers and energy companies – to monitor tank levels and conditions, order refills, complete payment and analyze data from the connected tanks throughout Mexico and Latin America.

For consumers this provides a simple, stress-free method for monitoring the level of gas in their tanks, ordering refills, and making payments. This eliminates the frequent issue of either running out of the gas they use for cooking and heating, or being forced to order refills based on a blind estimate of the tank level. For gas companies, knowing the level of gas in each customer’s tank enables better planning of gas purchasing and the ability to optimize scheduling and delivery operations, providing significant cost savings, efficient cash flow management and superior customer service.

Nube chose to power its innovative service using a wireless module from Sierra Wireless that is integrated with the connectivity, application enablement and operations management services from the IoT Acceleration Platform. This allows Nube to focus on optimizing its user experience instead of building IoT infrastructure.

“It was very important for us to choose a partner that could eliminate much of the technical risk involved in implementing the infrastructure for our solution,” said Chris Gnanakone, Founder and Co-CEO for Nube. “We were impressed by the IoT Acceleration Platform from Sierra Wireless and felt that having the hardware pre-integrated would provide us with a significant time-to-market advantage. Additionally, the innovative SIM technology with quality of service intelligence is a big benefit for our business where we need to maximize coverage across multiple network operators.”

Please visit the Sierra Wireless website for more information about the Sierra Wireless IoT Acceleration Platform. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sharlene Myers
Sierra Wireless, +1-604-232-1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 30, 2015